Exhibit 4.3

SETTLEMENT AGREEMENT AND RELEASE OF CLAIMS

THIS SETTLEMENT AGREEMENT AND RELEASE OF CLAIMS (“Agreement”) is entered into and made effective as of the __th day of March, 2020, by and among Delavaco Holdings, Inc. (“Delavaco”), Bliss Investments Group LLC (Bliss”), ICFR LLC (“IFCR”), Juan Pablo Montoya (“Montoya”), Torque Esports Corp. (“Torque”) and Cool Holdings, Inc. (“Cool”).

RECITALS

WHEREAS, Cool holds a receivable (the “Delavaco Receivable”) owed to it by Delavaco and related entities in the amount of $226,774.84; and

WHEREAS, Delavaco claims that Cool owes it $275,000.00 related to transaction fees (the “Delavaco Transaction Fee”) associated with a debenture transaction, and;

WHEREAS, Delavaco, Bliss, ICFR, and Montoya had discussed receiving a royalty (the “Royalty”) on gross sales of Cool, in exchange for providing financing required to close Cool’s acquisition of SimplyMac, and;

WHEREAS, the Royalty was never memorialized in writing, and;

WHERES, Delavaco, Bliss, ICFR, and Montoya have nonetheless attempted to assert their right to the Royalty, and;

WHEREAS, Each of Cool, Torque and Ideas & Cars Ltd. (“Ideas”) entered into an agreement (the “Torque Agreement”) pursuant to which, among other things, Cool owed quarterly payments to Torque of $150,000 each, of which one such payment remains outstanding, and;

WHEREAS, pursuant to the Torque Agreement Torque was required to purchase $600,000 of Apple products from Cool of which only $52,294.25 was purchased, and;

WHEREAS, each of the parties to the Torque Agreement wish to terminate its obligations to each other party.

THEREFORE, in consideration of the mutual promises and covenants contained herein and other good and valuable consideration, receipt of which is hereby acknowledged, and with intent to be legally bound, the Parties hereby covenant and agree as follows:

AGREEMENT

1.Incorporation of Recitals. The Recitals set forth above are incorporated herein by reference.

2.Delavaco Settlement.  Cool and Delavaco will net the Delavaco Receivable and the Delavaco Transaction Fee in the amount of $48,225.16 in favor of Delavaco, and Cool will deliver

283,677 shares of common stock of Cool (at a conversion rate of $0.17) to RoyalCan Investment LP.

3.Royalty Settlement.  On or around March 31, 2020, Cool will issue to RoyalCan Investment LP 10,400,000 common shares of Cool for the benefit of Delavaco, Bliss, ICFR, and Montoya in the following amounts; Delavaco 4,100,000 common shares, Bliss 2,100,000 common shares, ICFR 2,100,000 common shares, and Montoya 2,100,000 common shares.

4.Torque Settlement. Cool, Torque and Ideas agree to terminate the Torque Agreement.

5.General Release. Except for the duties under this Agreement, each of the parties hereto, hereby generally release and forever discharge each other, as well as each of their heirs, successors, representatives, assigns, directors, officers, members, affiliates, partners (individual shareholders of corporate partners), agents, employees, and attorneys, and each of them, of and from any and all claims, debts, liabilities, demands, obligations, costs, expenses, actions and causes of action, of every nature, character and description, known or unknown, which the parties may now own or hold, or have held at any time heretofore owned or held, or may at any time own or hold, by reason of any matter, cause or thing related to the Delavaco Receivable, the Delavaco Transaction Fee, the Royalty Agreement and the Torque Agreement, or the relationship between the parties, including, without limitation, those arising out of or related to the Delavaco Receivable, the Delavaco Transaction Fee, the Royalty Agreement and the Torque Agreement. This release shall be construed as broadly as possible.

6.Acknowledgment and Scope of Release.  The Parties to this Agreement hereby acknowledge that they are legally competent, are represented by counsel, have discussed this Agreement with their counsel, have been fully advised of all their pertinent legal rights and/or obligations, fully understand the terms of this Agreement, and have entered into this Agreement freely and voluntarily.  The Parties specifically release and renounce any right they may now or hereafter have to reform, rescind, modify, or set aside this Agreement because of mutual or unilateral mistake, such risk of mistake being hereby assumed by the Parties in return for the consideration described above.

7.Voluntary Agreement.  Each Party represents that it has read this Agreement completely and understands its contents.  Each Party further represents that it executes this Agreement freely and voluntarily and not as the result of duress or financial disadvantage.

8.Covenant Not to Sue.  The Parties hereby covenant that they shall not sue, sue further, or otherwise prosecute in any way any person or entity hereinabove released with respect to the subject matter of the Lawsuit and any and every claim released by this Agreement.

9.Amendment.  No modification, amendment, or waiver of any of the Agreement’s provisions, or any future representation, promise, or condition in connection with the subject matter of this Agreement, shall be binding upon any party to this Agreement unless made in writing and signed by both Parties or by a duly authorized officer or agent of each Party.

10.Integration Clause.  This Agreement contains the entire agreement between the Parties with regard to the matters set forth herein.  The Parties expressly acknowledge that they rely on no other representations of any sort, oral or written, that are not explicitly set forth within this Agreement.

11.Severability.  If any provision of this Agreement, or its application to any person, party or circumstance, is held invalid, the remainder of this Agreement and its application to all other persons, parties and circumstances shall not be affected adversely thereby unless the provision or provisions held invalid or inapplicable will, if not enforced, substantially impair the benefits and fairness of the remaining portions of the Agreement.

12.Governing Law and Venue.  This Agreement shall be construed and interpreted in accordance with the laws of the State of Maryland, and any action regarding this Agreement will be filed in the Superior Court of the State of Maryland.

13.Execution.  This Agreement may be executed in counterparts, and in any number of additional original signed copies, and each such copy, including facsimile copies or scanned signatures, shall for all purposes be deemed to be an original.  All such copies shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the Parties hereto have approved and executed this Agreement on the dates specified below.

COOL HOLDINGS, INC. ______________________________________________ Name: Vernon A. LoForti Title: SVP & CFO BLISS INVESTMENTS GROUP LLC

Name: Title:

DELAVACO HOLDINGS, INC.

Name: Title:

ICFR LLC

Name: Title:

JUAN PABLO MONTOYA

Name:

TORQUE ESPORTS CORP.

_______________________________________________

Name:

Title: